UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 17)*

Information to be included in statement filed pursuant to

Rule 13d-1(a) and amendments thereto filed

pursuant to Rule 13d-2(a).

HOLLINGER INTERNATIONAL INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

435569 10 8

(CUSIP Number)

PETER G. WHITE

CO-CHIEF OPERATING OFFICER AND SECRETARY

HOLLINGER INC.

10 TORONTO STREET

TORONTO, ONTARIO

CANADA M5C 2B7

(416) 363-8721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

SCHEDULE 13D/A

CUSIP No. 435569 10 8	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons CONRAD M. BLACK, THE LORD BLACK OF CROSSHARBOUR, P.C.(CAN), O.C., K.C.S.G.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization THE UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 27,610,888 8. Shared Voting Power 0 9. Sole Dispositive Power 27,610,888 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,610,888
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒
13.	Percent of Class Represented by Amount in Row (11) 31.85%
14.	Type of Reporting Person* IN/HC

SCHEDULE 13D/A

CUSIP No. 435569 10 8	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons THE RAVELSTON CORPORATION LIMITED
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 26,246,538 8. Shared Voting Power 0 9. Sole Dispositive Power 26,246,538 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,246,538
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 30.28%
14.	Type of Reporting Person* CO/HC

SCHEDULE 13D/A

CUSIP No. 748773 10 8	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons HOLLINGER INC.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 26,246,538 8. Shared Voting Power 0 9. Sole Dispositive Power 26,246,538 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,246,538
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 30.28%
14.	Type of Reporting Person* CO/HC

This Schedule 13D, Amendment No. 17, amends and restates in their entirety Items 2 and 5 of, and amends Item 4 of, of the Schedule 13D of the Reporting Persons (as herein defined) dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999, Amendment No. 10 thereto dated June 15, 1999, Amendment No. 11 thereto dated November 19, 1999, Amendment No. 12 thereto dated March 22, 2001, Amendment No. 13 thereto dated July 31, 2001, Amendment No. 14 thereto dated August 19, 2002, Amendment No. 15 thereto dated January 18, 2004, and Amendment No. 16 thereto dated March 1, 2004 (collectively, including this Amendment No. 17, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This statement is being filed by Conrad M. Black, the Lord Black of Crossharbour, P.C.(CAN), O.C., K.C.S.G. (“Lord Black”), The Ravelston Corporation Limited (“Ravelston”) and Hollinger Inc. (“Hollinger Inc.” and, collectively with Lord Black and Ravelston, the “Reporting Persons”).

Hollinger Inc. is effectively controlled by Ravelston, through Ravelston’s holdings, by means of direct and indirect subsidiaries, including Argus Corporation Limited (“Argus”) and 509645 N.B. Inc., 509646 N.B. Inc. and 509647 N.B. Inc. (collectively, the “Ravelston Affiliates”), holders of a majority of the Retractable Common Shares of Hollinger Inc. (the “Retractable Common Shares”) (see Item 5 hereof for information regarding retractions). Ravelston is effectively controlled by Lord Black through Lord Black’s indirect control of all of the outstanding voting shares of Conrad Black Capital Corporation (“CBCC”), an entity which holds a majority of the issued and outstanding common shares of Ravelston.

Certain information concerning each director and executive officer of Ravelston and Hollinger Inc. is set forth in Schedules I and II hereto, respectively, and is, in each case, incorporated herein by reference.

(b) The principal business address of each of the Reporting Persons is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

(c) The principal occupation of Lord Black is Chairman of the Board of Directors and Chief Executive Officer of Hollinger Inc. The principal business of Ravelston is that of an investment holding company. The principal business of Hollinger Inc. is that of an international newspaper holding company.

(d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either Schedule I or II has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Notwithstanding the foregoing, although not a defendant in Hollinger International Inc. v. Hollinger Inc. et. al., in the United States District Court for the Northern District of Illinois Eastern Division, as an officer of the Issuer, Frederick A. Creasey is subject to the final judgment in that action.

(f) Lord Black is a citizen of the United Kingdom of Great Britain and Northern Ireland. Ravelston is a corporation organized under the laws of Ontario, Canada. Hollinger Inc. is a corporation organized under the Canada Business Corporations Act.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by deleting the penultimate paragraph thereof and by adding the following paragraphs at the end thereof:

Commencing in [June] 2004, Lord Black has had discussions with an investment management firm (the “Investment Manager”), regarding the Investment Manager’s interest in acquiring a substantial equity interest in the Issuer, which potential acquisition might involve, among other things, a public offer by the Investment Manager to purchase any and all outstanding shares of Class A Common Stock. Possible other elements of the potential acquisition discussed by Lord Black and the Investment Manager include one or more of the following: the possible sale of material assets of the Issuer or its subsidiaries; a possible change in the capitalization of the Issuer; possible changes in the Issuer’s business or corporate structure; and the possibility of causing a class of securities of the Issuer (Class A Common Stock) to be delisted to or become eligible for deregistration under the Exchange Act. Lord Black encouraged the Investment Manager to present to representatives of the Issuer any such proposal for an acquisition that the Investment Manager was prepared to pursue and advised the Issuer of the Investment Manager’s interest. As of the date of this Report, the Reporting Persons have been informed by representatives of the Investment Manager that there have been some preliminary discussions between such representatives and representatives of the Issuer regarding the possibility of an acquisition involving the Issuer, but no specific proposal has been made. Lord Black has not made any commitment or given any undertaking to the Investment Manager that Lord Black, Ravelston or Hollinger Inc. would participate in any way in any such acquisition proposed by the Investment Manager or that in connection therewith Lord Black, Ravelston or Hollinger Inc. would agree directly or indirectly to tender, dispose of or acquire any shares of Class A Common Stock or Class B Common Stock or to vote any such shares in any manner.

Other than as set forth herein, none of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either of Schedule I or II hereto has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D, other than, in the case of Hollinger Inc., plans or proposals to satisfy, subject to provisions and procedures set out in the articles of Hollinger Inc. and certain other contractual rights and obligations of Hollinger Inc., any irrevocable election by any holder of Series II Preference Shares of Hollinger Inc, to require Hollinger Inc. to redeem all or any of the Series II Preference Shares registered in the name of such holder in consideration for, at Hollinger Inc.’s option, (i) the transfer to such holder of 0.46 (subject to adjustment from time to time in accordance with the articles of Hollinger Inc.) of a share of Class A Common Stock for each Series II Preference Share to be redeemed, along with such number or fraction of a share of Class A Common Stock as is equal to the value of the amount of any dividends or distributions declared and unpaid in the Series II Preference Shares, or (ii) cash of an equivalent value therefor. Subject to applicable law, Lord Black and Ravelston may at any time and from time to time acquire additional shares of Class A Common Stock or securities convertible or exchangeable for shares of Class A Common Stock; may dispose of shares of Class A Common Stock, including, in the case of Hollinger Inc., through retractions of its outstanding Series II Preference Shares as described above; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their respective positions, if any, in shares of Class A Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. To the knowledge of each Reporting Person, each of the persons listed on Schedules I and II hereto may make the same evaluation and reserves the same rights.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The percentage interest in the Issuer deemed pursuant to the Act to be held by each Reporting Person presented below is based on 86,690,543 outstanding shares of Class A Common Stock, including 71,700,453 outstanding shares of Class A Common Stock as reported as of November 7, 2003 in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003 and 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock (the “Outstanding Shares”).

I. Hollinger Inc. and Ravelston

(a) Amount Beneficially Owned:

(i) Hollinger Inc. beneficially owns 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of the following:

(1) 7,828,582 shares of Class A Common Stock held directly by Hollinger Inc.;

(2) 3,427,956 shares of Class A Common Stock held by 504468 N.B. Inc., an indirect wholly-owned subsidiary of Hollinger Inc. (“NBCo”); and

(3) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo.

(ii) Ravelston is deemed pursuant to the Act to beneficially own 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3), indirectly through its control of Hollinger Inc.

(b) Voting Power; Dispositive Power: Each of Hollinger Inc. and Ravelston (through its relationship with Hollinger Inc.) has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

(c) Transactions In the Past 60 Days: Not applicable.

(d) Right to Receive Dividends or Proceeds: NBCo and Argus have the right to receive the dividends from or the proceeds of the sale of the securities which they hold. The shares of Class A Common Stock owned by NBCo constitute approximately 18.94% of the Outstanding Shares, including shares of Class A Common Stock into which the shares of Class B Common Stock held by NBCo are convertible. The shares of Class A Common Stock deemed pursuant to the Act to be owned by Argus constitute approximately 5.97% of the Outstanding Shares, including only the 5,831,024 shares of Class A Common Stock that are deemed pursuant to the Act to be beneficially owned by Argus assuming the retraction of the 21,596,387 Retractable Common Shares of Hollinger Inc. that are indirectly beneficially owned by Argus at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock as of February 5, 2004 and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of June 23, 2004.

(e) Not applicable.

II. Lord Black:

(a) Amount Beneficially Owned: Lord Black may be deemed pursuant to the Act to beneficially own 27,610,888 shares of Class A Common Stock, representing approximately 31.85% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of:

(1) 26,246,538 shares of Class A Common Stock that Lord Black may be deemed pursuant to Act to own indirectly through his relationship with CBCC as described in Item 2 hereto;

(2) 600 shares of Class A Common Stock that Lord Black owns directly; and

(3) 1,363,750 shares of Class A Common Stock that Lord Black may be deemed to own in connection with options exercises, On February 13, 2004, Lord Black tendered the full amount of the purchase price to exercise options to purchase 145,600 shares of Class A Common Stock of Issuer consisting of 40,000 options expiring on May 3, 2004 at $13.00 per share; 40,000 options expiring on October 9, 2005 at $12.40 per share; and 65,000 options expiring on August 1, 2006 at $9.71 per share. The Issuer accepted Lord Black’s payment for such options, but has refused to deliver the stock certificates therefor, and the transaction is now the subject of litigation. On April 2, 2004, Lord Black tendered the full amount of the purchase price to exercise options to purchase 1,218,750 shares of Class A Common

Stock of the Issuer consisting of 95,000 options expiring on May 1, 2007 at $10.06 per share; 150,000 options expiring on February 26, 2009 at $12.25 per share; 245,000 options expiring on February 12, 2009 at $11.63 per share; 251,250 options expiring on March 7, 2010 at $10.53 per share; 200,000 options expiring on April 2, 2011 at $1.37 per share; 187,500 options expiring on February 4, 2012 at $11.13 per share; and 90,000 options expiring February 6, 2013 at $9.45 per share. Following the exercise of such options, Lord Black will hold 1,364,350 shares of Class A Common Stock directly. The issuer refused to accept Lord Black’s payment for such options and refused to deliver the stock certificates therefor, and the transaction, is now the subject of litigation.

The forgoing total excludes the following amounts disclosed as of March 24, 2003 in the issuer’s Definitive Proxy Statement, dated as of March 26, 2003 (“Issuer’s Proxy”) and the Form 4 of Barbara Amiel Black, Lord Black’s wife (“Lady Black”), dated as of April 14, 2004; (i) 269,500 shares of Class A Common Stock of which Lady Black is the direct beneficial owner; (ii) 473 shares of Class A Common Stock that Lady Black may acquire by the retraction of the 1,752 Retractable Common Shares of which Lady Black is the direct beneficial owner, at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common; and (iv) 50 shares of Class A Common Stock held directly by Lord Black’s son. Lord Black hereby expressly disclaims beneficial ownership of all such securities.

(b) Voting Power; Dispositive Power; Lord Black may be deemed pursuant to the Act to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 27,610,888 shares of Class A Common Stock or 31.85% of the Outstanding Shares (calculated pursuant to Rule 13d-3). As of the date of this Report, of the 27,610,888 shares of Class A Common Stock beneficially owned by Lord Black, the Issuer has refused to deliver 1,363,750 shares.

(c) Transactions In the Past 60 Days; None.

(d) Not applicable.

(e) Not applicable.

III. Directors and Executive Officers of Hollinger Inc. and Ravelston (other than Lord Black):

To the knowledge of Ravelston and Hollinger Inc., except as set forth below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Lord Black) do not beneficially own any shares of Class A Common Stock.

To the knowledge of Ravelston and Hollinger Inc., the following directors and executive officers of Ravelston and Hollinger Inc. (other than Lord Black) beneficially own shares of Class A Common Stock as follows:

Name	Number of shares of Class A Common Stock Beneficially Owned (1) (2) (3) (4)
Barbara Amiel Black (4)	269,973
J. A. Boultbee	384,488
Frederick A. Creasey	60,300
F. David Radler (5)	1,243,859
Peter G. White	10,125

(1) Includes shares of Class A Common Stock subject to presently exercisable options or options exercisable within 60 days of June 23, 2004 held by all directors and executive officers of the Issuer under the Issuer Option Plans as follows: Mr. Boultbee 365,250 shares of Class A Common Stock; Mr. Creasey 56,250 shares of Class A Common Stock; and Mr. Radler 1,180,000 shares of Class A Common Stock. The foregoing information is an estimate based on information provided in the Issuer’s Proxy. The foregoing assumes that changes in the composition of the Board of Directors and executive officers of the Issuer have not affected the right or ability of the named individuals to exercise options.

(2) Includes shares of Class A Common Stock which may be acquired on retraction of Retractable Common Shares at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of June 23, 2004, as follows: Lady Black – 1,752 Retractable Common Shares retractable into 473 shares of Class A Common Stock; Mr. Boultbee – 71,250 Retractable Common Shares retractable into 19,238 shares of Class A Common Stock; Mr. Creasey –15,000 Retractable Common Shares retractable into 4,050 shares of Class A Common Stock; Mr. Radler – 172,500 Retractable Common Shares retractable into 46,575 shares of Class A Common Stock; Mr. White – 37,500 Retractable Common Shares retractable into 10,125 shares of Class A Common Stock.

(3) Includes shares of Class A Common Stock which may be acquired by the retraction of Retractable Common Shares that may be acquired upon the exercise of rights granted under Hollinger Inc.’s Directors Share Unit Plan at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of June 23, 2004, as follows: 7,784 shares of Class A Common Stock that may be acquired by Mr. Radler upon the exercise of 28,831 rights.

(4) Includes 269,500 shares of Class A Common Stock which are held directly by Lady Black. Excludes the following shares, as disclosed in the Issuer’s Proxy: 9,600 shares of Class A Common Stock which are held by CBCC; 1,364,350 shares of Class A Common Stock which are held by Lady Black’s (see Item 5(II)), husband, Lord Black; 50 shares of Class A Common Stock which are held by Lord Black’s son; 26,246,538 shares of Class A Common Stock beneficially held by Hollinger Inc. and deemed pursuant to the Act to be beneficially owned by Ravelston; and 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, all of which are beneficially held by Hollinger Inc. and as to which Lord Black may be deemed pursuant to the Act to have indirect beneficial ownership. Also excludes 30,802 shares of Class A Common Stock that may be acquired upon exchange of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that may be exchanged for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock, as to which Lord Black may be deemed pursuant to the Act to have beneficial ownership. Lady Black disclaims beneficial ownership of all such excluded securities.

(5) Includes 9,500 shares of Class A Common Stock held by F. D. Radler Ltd. and excludes 200 shares of Class A Common Stock held by Mr. Radler’s wife, 200 shares of Class A Common Stock held by one of Mr. Radler’s daughters, and 200 shares of Class A Common Stock held by another of Mr. Radler’s daughters, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I or II hereto beneficially owns any shares of Class A Common Stock other than as set forth herein.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2004

/s/ Conrad M. Black
Conrad M. Black, the Lord Black of Crossharbour P.C.(CAN), O.C., K.C.S.G., individually

THE RAVELSTON CORPORATION LIMITED

By:	/s/ Peter G. White
Name: Peter G. White Title: Executive Vice President and Secretary

HOLLINGER INC.

By:	/s/ Peter G. White
Name: Peter G. White Title: Co-Chief Operating Officer and Secretary

SCHEDULE I

Name, Business Address, Principal Occupation or Employment, and Citizenship of all Directors and Executive Officers of Ravelston. Each member of the board of directors and executive officer is employed by Hollinger Inc., whose address and principal business is set forth in this statement, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	The Lord Black of Crossharbour, Chairman of the Board, Chief Executive Officer, and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Chief Executive Officer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing

Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	U.K.

Name:	J.A. Boultbee, Executive Vice President and Chief Financial Officer and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Executive Vice President
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	Frederick A. Creasey, Vice-President, Controller
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Vice President and Chief Financial Officer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7

Page 13 of 19 Pages

Citizenship:	Canadian

Name:	F. David Radler, President and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Deputy Chairman, President, Co-Chief Operating Officer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	Tatiana Samila, Treasurer (currently on leave)
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Treasurer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	Peter G. White, Executive Vice President, Secretary and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Co-Chief Operating Officer and Secretary
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	Tatiana Samila, Treasurer
Business Address:	10 Toronto Street Toronto

Page 14 of 19 Pages

Ontario, Canada M5C 2B7
Citizenship:	Canadian

Page 15 of 19 Pages

SCHEDULE II

Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Hollinger Inc. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Hollinger Inc., whose address and principal business is set forth in this statement, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Barbara Amiel Black, Vice President, Editorial and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Columnist; Author
Employer:	Maclean’s magazine
Employer’s Principal Business:
Employer’s Address:
Citizenship:	Canadian/U.K.

Name:	The Lord Black of Crossharbour, Chairman of the Board, Chief Executive Officer and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Chairman of the Board, Chief Executive Officer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	U.K.

Name:	J.A. Boultbee, Executive Vice President and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Executive Vice President
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Page 16 of 19 Pages

Name:	Frederick A. Creasey, Vice President and Chief Financial Officer (currently on leave)
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Vice President and Chief Financial Officer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	F. David Radler, Deputy Chairman, President, Chief Operating Officer and Director
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Deputy Chairman, President, Chief Operating Officer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	Richard Rohmer, OC, QC, Director
Business Address:	Rohmer & Fenn Park Place Corporate Centre 15 Wertheim Court Richmond Hill, Ontario, L4B 347
Principal Occupation:	Attorney
Employer:	Rohmer & Fenn
Employer’s Principal Business:	Law
Employer’s Address:	Rohmer & Fenn Park Place Corporate Centre 15 Wertheim Court Richmond Hill, Ontario, L4B 347
Citizenship:	Canadian

Page 17 of 19 Pages

Name:	Tatiana Samila, Treasurer (currently on leave)
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Treasurer
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Name:	Gordon W. Walker, Director
Business Address:	G. Walker Consulting 200 King Street West Suite 1700, P.O. Box 47 Toronto Ontario, Canada M5H 3T4
Principal Occupation:	Consultant

Page 18 of 19 Pages

Employer:	Self-employed
Employer’s Principal Business:	Consulting
Employer’s Address:	200 King Street West Suite 1700, P.O. Box 47 Toronto Ontario, Canada M5H 3T4
Citizenship:	Canadian

Name:	Peter G. White, Director, Co-Chief Operating Officer and Secretary
Business Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Principal Occupation:	Co-Chief Operating Officer and Secretary
Employer:	Hollinger Inc.
Employer’s Principal Business:	Publishing
Employer’s Address:	10 Toronto Street Toronto Ontario, Canada M5C 2B7
Citizenship:	Canadian

Page 19 of 19 Pages